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                                                                     EXHIBIT 8.1


                                     [Date]

TO THE ADDRESSEES LISTED
ON SCHEDULE I HERETO:

               Re:    Advanta Commercial Receivables

Ladies and Gentlemen:

               We have acted as special tax counsel to Advanta Business Services Corp., a _____ corporation ("Advanta") as to certain matters in connection with the issuance of Commercial Recevaibles Asset Backed Notes (the "Notes") which will be issued pursuant to an Indenture (the "Indenture") dated as of _____ between Advanta and _____ (in that capacity, the "Indenture Trustee").

               As special tax counsel, we have reviewed such documents as we deemed appropriate for the purposes of rendering the opinions set forth below, including the following: (i) the Indenture, (ii) the _____ Agreement, and (iii) a Prospectus dated ______ and a Prospectus Supplement dated _____ (together, the "Prospectus") with respect to the Notes. Capitalized terms not otherwise defined herein have their respective meanings as set forth in the Indenture.

               We have examined the question of whether the Notes issued under the Indenture will be treated as indebtedness for federal income tax purposes. Our analysis is based on the provisions of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect on the date hereof and on existing judicial and administrative interpretations thereof. These authorities are subject to change and to differing interpretations, which could apply retroactively. The opinion of special tax counsel is not binding on the courts or the Internal Revenue Service (the "IRS").

               In general, whether a transaction constitutes the issuance of indebtedness for federal income tax purposes is a question of fact, the resolution of which is based primarily upon the economic substance of the instruments and the transaction pursuant to which they are issued rather than the form of the transaction or the manner in which the instruments are labeled. The IRS and the courts have set forth various factors to be taken into account in determining whether or not a transaction constitutes the issuance of indebtedness for federal income tax purposes, which we have reviewed as they apply to this transaction.

               Based on the foregoing, and such legal and factual investigations as we have deemed appropriate, we are of the opinion that for federal income tax purposes:

               (1) The Notes will be treated as indebtedness because (i) the characteristics of the transaction strongly indicates that in economic substance, the transaction is the issuance of indebtedness, (ii) the form of the transaction is an issuance of indebtedness; and (iii) the parties have stated unambiguously their intention to treat the transaction as the issuance of indebtedness for tax purposes.

               (2) The Issuer will not constitute an association (or a publicly traded partnership) taxable as a corporation.

               We express no opinion on any matter not discussed in this letter. This opinion is rendered as of the Closing Date, for the sole benefit of the addressees hereof and it may not be relied on by any other party or quoted without our express consent in writing.

               This opinion is furnished by us as counsel to the Registrant. We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to Dewey Ballantine in the Registration Statement and the related prospectus under the heading "Legal Matters."

                                            Very truly yours,